Filed by XCF Global Capital, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: XCF Global Capital, Inc.
Commission File No.: 333-281116-01

The following is a press release from Accesswire.com, as published on https://www.accessnewswire.com/newsroom/en/clean-technology/focus-impact-bh3-stockholders-vote-to-approve-business-combination-with-xcf-global-995348 on March 4, 2025:

Focus Impact BH3 Stockholders Vote to Approve Business Combination with XCF Global Capital, Inc.
Topic:

Shareholder Meeting
Tuesday, 04 March 2025 07:45 AM

RENO, NV / ACCESS Newswire / March 4, 2025 / Focus Impact BH3 Acquisition Company (OTC PINK:BHAC) ("Focus Impact BH3"), a special purpose acquisition company, and XCF Global Capital, Inc. ("XCF"), a key player in decarbonizing the aviation industry through Sustainable Aviation Fuel ("SAF"), today announced that Focus Impact BH3 stockholders have voted to approve the previously announced business combination ("Business Combination") with XCF at a special meeting held on February 27, 2025.

Subject to the satisfaction or waiver of certain closing conditions, the Business Combination is expected to close in March 2025.

Following the closing of the Business Combination, the combined company, that will operate under the name "XCF Global, Inc.," expects to have its Class A common stock traded on The Nasdaq Capital Market under the ticker symbol "SAFX," subject to final listing approval.

Advisors

Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, acted as exclusive financial advisor and joint capital markets advisor to XCF. Height Capital Markets served as joint capital markets advisor to XCF. BTIG, LLC acted as capital markets advisor to Focus Impact BH3. Stradley Ronon Stevens & Young, LLP and Kirkland & Ellis LLP served as legal counsel to XCF and Focus Impact BH3, respectively. Alliance Advisors Investor Relations served as investor relations and public relations advisor for the transaction.

About XCF Global Capital, Inc.

XCF Global Capital, Inc. is a pioneering sustainable aviation fuel company dedicated to accelerating the aviation industry's transition to net-zero emissions. The Company is developing and operating state-of-the-art clean fuel SAF production facilities engineered to the highest levels of compliance, reliability, and quality. The Company is actively building partnerships across the energy and transportation sectors to accelerate the adoption of SAF on a global scale. To learn more, visit www.xcf.global.

Contacts
XCF Global Capital, Inc.:
Chris Santa Cruz
invest@xcf.global

For Media:
Fatema Bhabrawala
fbhabrawala@allianceadvisors.com

SOURCE: XCF Global Capital Inc.

On March 4, 2025, XCF Global Capital, Inc. posted the following post on LinkedIn:

Forward Looking Statements

This communication includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expect", "intend", "will", "estimate", "anticipate", "believe", "predict", "potential" or "continue", or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact BH3 and XCF's expectations with respect to future performance and anticipated financial impacts of the business combination and the acquisitions of New Rise Renewables, LLC and New Rise SAF Renewables Limited Liability Company (collectively, "New Rise"), estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the business combination and the timing of the consummation of the business combination, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact BH3 and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the amount of redemptions by Focus Impact BH3's public stockholders in connection with the business combination; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the business combination or with regard to the Company's offtake arrangements; (4) the outcome of any legal proceedings that may be instituted against Focus Impact BH3, XCF, Focus Impact BH3 NewCo, Inc. ("NewCo") or others; (5) the inability of the parties to successfully or timely close the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination or that the approval of stockholders is not obtained; (6) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (7) the ability to meet stock exchange listing standards following the consummation of the business combination; (8) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline, including the inability to launch commercial operations in the New Rise plant in Reno, Nevada in the near future; (9) the risk that the proposed transactions disrupt current plans and operations of Focus Impact BH3 or XCF as a result of the announcement and consummation of the proposed transactions; (10) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (11) costs related to the proposed transactions; (12) changes in applicable laws or regulations; (13) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (14) the possibility that Focus Impact BH3, XCF or NewCo may be adversely affected by other economic, business, and/or competitive factors; (15) the availability of tax credits and other federal, state or local government support; (16) risks relating to XCF's and New Rise's key intellectual property rights; and (17) various factors beyond management's control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in the final prospectus relating to the initial public offering of Focus Impact BH3, dated October 4, 2021, and other filings with the Securities and Exchange Commission ("SEC") from time to time, including the registration statement on Form S-4, as amended, initially filed with the SEC by NewCo and XCF on July 31, 2024. If any of the risks actually occur, either alone or in combination with other events or circumstances, or Focus Impact BH3's or XCF's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Focus Impact BH3 or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Focus Impact BH3's or XCF's expectations, plans or forecasts of future events and views as of the date of this communication. These forward-looking statements should not be relied upon as representing Focus Impact BH3's or XCF's assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. While Focus Impact BH3 or XCF may elect to update these forward-looking statements at some point in the future, Focus Impact BH3 and XCF specifically disclaim any obligation to do so.